SEC Form 4/A
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Church, Dale W. (Last) (First) (Middle) 9 Franklin Street (Street) Alexandria, VA 22314 (City) (State) (Zip) USA	2. Issuer Name and Ticker or Trading Symbol Mechanical Technology Incorporated MKTY 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) April 2003 5. If Amendment, Date of Original (Month/Year) 04/03/2003	6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           Chief Executive Officer and Chairman
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
Joint/Group Filing
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Church, Dale W. - April 2003
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
BOD 4/1/03 Stock Options (Rights to Buy) (1)	$1.91	04/01/2003	J |	(A) 20,000.00	04/01/2003 (2) | 03/31/2013	Common Stock - 20,000.00	$1.91	20,000.00	D
Chairman 4/1/03 Stock Options (Rights to Buy) (3)	$1.91	04/01/2003	J |	(A) 20,000.00	04/01/2003 (2) | 03/31/2013	Common Stock - 20,000.00	$1.91		D
Chairman 4/1/03 Stock Options (Rights to Buy) (3)	$1.91	04/01/2003	J |	(D) 20,000.00	04/01/2003 (2) | 03/31/2013	Common Stock - 20,000.00	$1.91	0.00	D
Chairman Amended 4/1/03 Stock Options	$1.91	04/01/2003	J |	(A) 30,000.00	04/01/2004 (4) | 03/31/2013	Common Stock - 30,000.00	$1.91	30,000.00	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	________________________________ 04-09-2003 ** Signature of Reporting Person Date Dale W. Church Page 2 SEC 1474 (3-99)

Church, Dale W. - April 2003
Form 4 (continued)
FOOTNOTE Descriptions for Mechanical Technology Incorporated MKTY

Form 4 - April 2003

Dale W. Church
9 Franklin Street

Alexandria, VA 22314
Explanation of responses:

 (1)   No change in transaction from original Form 4 filing.
(2)   Immediately Vested
(3)   This transaction was reported in error on original Form 4 filing. Receipient neither received nor disposed of the 20,000 options reflected herein.
(4)   Options vest 50% on first anniversary date (4/1/04) and 50% on second anniversary date (4/1/05).

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